20012987

PUBLIC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43115

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H.C. Wainwright & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth J. Kirsch 212.356.0509
(Area Code – Telephone Number)

SEC Mail Processing

B. ACCOUNTANT IDENTIFICATION

MAR 16 2020

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

Washington, DC

517 Route One South, Suite 4103 (Address) Iselin (City) New Jersey (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth J. Kirsch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H.C. Wainwright & Co., LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

JONATHAN YANOW
NOTARY PUBLIC-STATE OF NEW YORK
No. 02YA6332756
Qualified in New York County
My Commission Expires 11-09-2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H.C. Wainwright & Co., LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

H.C. Wainwright & Co., LLC

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
H.C. Wainwright & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of H.C. Wainwright & Co., LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 13, 2020

H.C.Wainwright & Co., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

Assets		
Cash	$ 16,405,031	
Receivables from broker-dealers and clearing organizations	5,432,311	
Securities owned, at estimated fair value:		
Marketable stocks	26	
Non-marketable stocks	434,176	
Leasehold deposits	926,695	
Prepaid expenses	149,603	
Fixed assets, net of depreciation and amortization	160,229	
Right of use asset	2,620,331	
Other receivables	273,024	
Total Assets		$ 26,401,426
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 16,123,406	
Intercompany taxes payable	690,690	
Lease liabilities	2,759,064	
Securities sold short	49,792	
Total Liabilities		$ 19,622,952
Member's Equity		6,778,474
Total Liabilities and Member's Equity		$ 26,401,426

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

H.C. Wainwright & Co., LLC (the "Company") is a Delaware limited liability company that was organized for the purpose of providing investment banking and financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring and strategic consulting. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

The Company's managing member is HCWHC Inc. ("Parent"), a Delaware C Corporation effective September 1, 2019. Prior to that date, the Parent was a Delaware limited liability company and was known as HCWHC LLC. The Company's ultimate majority owner is ZYXCO LLC, a New York limited liability company ("ZYXCO").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates. Significant estimates include Company's Level 3 securities.

SECURITIES OWNED

"Securities owned" in the statement of financial condition consists of financial instruments carried at fair value with related unrealized losses recognized as a component of revenues in the statement of income. The majority of the Company's securities owned are classified as "Nonmarketable." Nonmarketable securities are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule 144), including the requisite holding period or have some restriction on their sale whether or not a buyer is identified.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash, accounts payable and accrued expenses, approximate their fair values.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

FAIR VALUE MEASUREMENT - DEFINITION AND HIERARCHY

The Company follows the provisions of ASC 820, "Fair Value Measurement and Disclosures", for our financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly-traded mutual funds with quoted market prices, and listed derivatives.

Level 2 - Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

Level 3 - Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note 5.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture and Equipment are reported at historical cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over useful lives of four and three years, respectively. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

ACCOUNTING STANDARDS

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU-02), Leases (Topic 842) effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The ASU is to be applied using a modified retrospective approach with optional practical expedients and other transition provisions. Early adoption is permitted. The ASU supersedes FASB ASC 840, Leases, and adds FASB ASC 842. It also amends and supersedes a number of other paragraphs throughout the FASB ASC.

INCOME TAXES

For the first eight months of fiscal 2019, the Company will file consolidated federal, state and local tax returns with ZYXCO, which is a limited liability company ("LLC"). The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The tax provision within these statements represents the Company's share of New York City Unincorporated Business Tax ("NYCUBT"). The NYCUBT is calculated as if the Company files on a separate return basis and tax payments are paid to ZYXCO for its proportionate share of taxes.

The Company will file consolidated federal, state and local tax returns with its Parent, which is a C Corporation for the period September 1 to December 31, 2019.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

NOTE 3 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

The Company has clearing agreements with clearing brokers, which provide the clearing and depository operations for the Company's security transactions.

Pursuant to the clearing agreements, the Company is obligated to maintain deposits in the aggregate amount of $550,000. These deposits are included in Receivables from broker-dealers and clearing organizations in the statement of financial condition.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its customers, and based upon factors surrounding the credit risk of its customers, establishes an allowance for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

The Company maintains checking accounts at various financial institutions. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit.

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES

Fair value is defined as the price at which an asset would sell for or an amount paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or parameters are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or the market on which they are primarily traded, and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's Level 1 & 2 financial instruments:

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	At December 31, 2019			
	Level 1	Level 2	Level 3	Total
Assets – Securities Owned:				
Stocks	$ 26	$434,176	$--	$ 434,202
Liabilities- Securities Sold Short:				
Stocks	$ 49,792	$ --	$--	$ 49,792

NOTE 5 - FAIR VALUE OF ASSETS AND LIABILITIES (CONTINUED)

The following summarizes the change in carrying values associated with Level 1 & 2 financial instruments for the year ended December 31, 2019:

Assets - Securities Owned:
Stocks

		Stocks & Warrants
Balance - December 31, 2018		$222,721
Receipts	352,663	
Purchases	(164,428)	
Net Purchases & Receipts		188,235
Gains (losses):		
Realized	(155,287)	
Unrealized	178,533	
Net Realized & Unrealized Gains(losses)		23,246
Balance - December 31, 2019		$434,202

Liabilities -Securities Sold Short:
Stocks

		Stocks
Balance - December 31, 2018		$0
Receipts	49,792	
Purchases	0	
Net Purchases & Receipts		49,792
Gains (losses):		
Realized	0	
Unrealized	0	
Net Realized & Unrealized Gains(losses)		0
Balance - December 31, 2019		$49,792

Unrealized net gains or losses for Level 1& 2 financial assets are a component of revenues in the statement of income.

NOTE 6 – FIXED ASSETS

Fixed Assets consisted of the following at December 31, 2019:

Furniture	$ 157,450
Equipment	30,745
Leasehold improvements	217,744
	405,939
Less: accumulated depreciation/ amortization	(245,710)
Total	$160,229

No equipment or fixtures were purchased through capital lease financing during 2019.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $8,598,637, which exceeded required net capital by $7,923,365 and a total aggregate indebtedness of $10,129,079. The Company's aggregate indebtedness to net capital ratio was 1.17 to 1 at December 31, 2019.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 - RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

In September 2018, a Master Administrative Services Agreement ("ASA") was signed between ZYXCO and various operating companies under ZYXCO. The Company is a party to the ASA.

Intercompany taxes payable reflects the Company's estimated tax liability due to the Parent..

NOTE 9 - INCOME TAXES

The Parent was a limited liability company thru August 31, 2019, and as such, the Parent and the Company are included in the consolidated tax returns of ZYXCO for that period. Accordingly, no provision or liability for federal or state income taxes has been included for this period in the financial statements. The amount included as the provision for income taxes represents the Company's income tax expense for New York City Unincorporated Business Tax ("NYCUBT").

As of August 31, 2019, the Company is included in the C Corporation return of the Parent. The Company calculates the provision for income taxes by using a "separate return" method. Under this method the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to, or receiving the appropriate refund from, the Parent. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current year, separate return.

Any difference between the tax provision (or benefit) allocated to the Company under the separate return method and payments to me made to (or received from) the Parent for tax expense are treated as either dividends or capital contribution. Accordingly, the amount by which the Company's tax liability under the separate return method exceeds the amount of tax liability ultimately settled as a result of using incremental expenses of the Parent is periodically settled as a capital contribution from the Parent to the Company.

The components of the deferred tax assets and liabilities are attributable to the following items:

	December 31, 2019
Deferred Tax Assets:	
Deferred Rent	$35,283
Intangible Assets	2,763
Total Deferred Tax Assets	38,046
Deferred Tax Liabilities:	
Property and Equipment	(40,751)
Unrealized Gains	(26,479)
Total Deferred Tax Liabilities	(67,229)
Net Deferred Tax Liabilities	$(29,183)

NOTE 9 - INCOME TAXES (CONTINUED)

The Company evaluates its uncertain tax positions under the provisions of ASC 740 "Income Taxes". ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740. As of December 31, 2019, no liability for unrecognized tax benefits was required to be recorded.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the consolidated statements of operations. Penalties would be recognized as a component of "general and administrative expenses". As of December 31, 2019, no interest or penalties were required to be recorded.

The Company files income tax returns in New York City. The Company is no longer subject to local income tax examinations by tax authorities for years prior to 2016.

NOTE 10 – COMMITMENTS, LITIGATION AND INDEMNIFICATIONS

As of December 31, 2019, future minimum lease rental payments are as follows:

Year ending December 31	Commitment
2020	$1,329,667
2021	1,141,520
2022	190,253
Total	$2,661,440

Discount rate used to calculate the present value of its future lease payments to recognize lease liability is 1.61%.

The Company is party to a lease on its office located at 430 Park Avenue, New York. As indicated in Footnote 11, the Company entered into a new lease extending the terms of the original lease.

NOTE 10 – COMMITMENTS, LITIGATION AND INDEMNIFICATIONS (CONTINUED)

In the normal course of business the Company may be involved in litigation matters. The Company does not believe that any current litigation or other matters to which it is a party will have a material adverse effect.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from institutional customer accounts introduced by the Company.

NOTE 11 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 13, 2020, to determine if events or transactions occurring through the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements. The Company has determined there are no material events that require adjustments or disclosure.

In January 2020, the Company extended its lease at 430 Park Avenue, New York, NY.